Exhibit 99.1

Suntech Reports First Quarter 2012 Financial Results

Wuxi, China, May 23, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced financial results for its first quarter ended March 31, 2012.

Highlights

•                  Total net revenues were $409.5 million.

•                  Total PV shipments decreased 26.9% sequentially and 22.1% year-over-year.

•                  Gross profit was $2.4 million and gross margin was 0.6%.  Gross profit and gross margin were impacted by a provision for preliminary U.S. countervailing and anti-dumping duties of $19.2 million, or 4.7% of revenues.

•                  Net loss attributable to holders of American Depository Shares (ADS) was $133.0 million, or $0.74 per diluted ADS.

•                  Improved accounts receivable and inventory by $65.2 million from the fourth quarter of 2011.

•                  Cash and restricted cash totaled $663.8 million as of March 31, 2012.

“First quarter shipments were 27% lower than our fourth quarter shipments, which is better than our previous projection of a 30% decline. The sequential decrease in shipments was primarily due to limited inventory on hand early in the quarter and a planned reduction in our production level over Chinese New Year,” said Dr. Zhengrong Shi, Suntech’s chairman and CEO. “During the quarter, we reduced our total production cost by 6% sequentially, despite lower utilization, and maintained a healthy cash balance.”

“Cost reduction continues to be the top priority for our business and we have outlined a clear roadmap for the remainder of the year. Suntech’s differentiated technology development capability will play a vital role in driving ongoing cost reduction. For example, we recently launched a powerful 310 watt solar panel and a slim frame 60-cell panel, which has been designed to be one of the lightest in the industry. Innovations such as these increase system power output, lower shipping costs and improve ease-of-installation. Our innovation-based product development will reduce cost without compromising quality, and generate value for our customers.”

Commenting on the second quarter outlook, Dr. Shi said, “We anticipate more than 20% sequential growth in shipments in the second quarter as demand for high performance, bankable product increases across all our markets. Operationally, we will continue to streamline our wafer and module manufacturing operations, reduce cost and focus on cash management. These initiatives will further improve our financial position and set the platform for future growth.”

First Quarter 2012 Results

Net Revenues

Total net revenues for the first quarter of 2012 were $409.5 million, a decrease of 34.9% from $629.0 million in the fourth quarter of 2011 and a decrease of 53.3% from $877.0 million in the first quarter of 2011. The sequential decrease of revenues was due to a decline in shipments and a decline in the average selling price of PV products.

Cost of Revenues

Cost of revenues was $407.1 million in the first quarter of 2012, compared to $566.7 million in the fourth quarter of 2011 and $694.3 million in the first quarter of 2011.

Gross Profit

For the first quarter of 2012, gross profit was $2.4 million and gross margin was 0.6% compared to $62.3 million and 9.9%, respectively, in the fourth quarter of 2011; and $182.7 million and 20.8% in the first quarter of 2011. Gross profit and gross margin in the first quarter of 2012 were impacted by a provision for preliminary U.S. countervailing and anti-dumping duties of $19.2 million, or 4.7% of revenues. The sequential decline in gross margin was further impacted by sales price declining faster than the cost of production.

Operating Expenses

Operating expenses for the first quarter of 2012 were $121.6 million, which represented 29.7% of revenues, compared to $126.5 million, or 20.1% of revenues, in the fourth quarter of 2011, and $88.2 million, or 10.1% of revenues, in the first quarter of 2011. Operating expenses in the first quarter of 2012 included $20.7 million of expenses due to planned lower utilization of production facilities; $7.3 million of provisions for bad debt and $18.2 million of provisions for prepayments related to certain long-term supply contracts. Operating expenses in the fourth quarter of 2011 included $19.0 million of expenses due to planned lower utilization of production facilities; and $20.0 million of bad debt and other provisions.

Operating Income and Margin

Loss from operations in the first quarter of 2012 was $119.2 million and operating margin was negative 29.1%, compared to loss from operations of $64.2 million and operating margin of negative 10.2% in the fourth quarter of 2011; and income from operations of $94.5 million and operating margin of 10.8% in the first quarter of 2011.

Interest Expense

Net interest expense was $32.2 million in the first quarter of 2012 compared to net interest expense of $37.4 million in the fourth quarter of 2011 and $30.3 million in the first quarter of

2011. Net interest expense in the first quarter of 2012 included $11.5 million in non-cash expenses of which $8.9 million was related to the convertible senior notes issued in 2008.

Foreign Exchange and Other Income/Expense

Foreign exchange gain was $5.8 million in the first quarter of 2012 compared to a foreign exchange loss of $23.5 million in the fourth quarter of 2011 and a gain of $29.9 million in the first quarter of 2011. The foreign exchange gain or loss is the result of the translation of the value of assets and liabilities denominated in foreign currencies from period to period.

Net other gain consists primarily of gains and losses related to foreign currency hedging activities. Net other gain was $23.4 million in the first quarter of 2012, compared with net other gain of $15.4 million in the fourth quarter of 2011 and net other expense of $56.9 million in the first quarter of 2011. Net other gain in the first quarter of 2012 included $16.4 million of gains related to foreign currency hedging activities, and $5.9 million of gains related to the repurchase of Suntech Convertible Senior Notes that were issued in 2008.

The net gains related to foreign exchange fluctuations and hedging was approximately $22.2 million in the first quarter of 2012.

Tax Benefit/Expense

Tax expense in the first quarter of 2012 was $6.1 million, compared to a tax benefit of $19.0 million in the fourth quarter of 2011 and a tax expense of $5.5 million in the first quarter of 2011. The tax expense in the first quarter was related to profit generated by certain subsidiaries in China that are subject to independent tax assessment.

Equity in Earnings (loss) of Affiliates

Equity in loss of affiliates in the first quarter of 2012 was $4.6 million, compared to a loss of $58.0 million in the fourth quarter of 2011 and a gain of $0.4 million in the first quarter of 2011. The loss in the fourth quarter of 2011 was primarily related to a non-cash decrease in the fair value of Suntech’s investment in the Global Solar Fund and a previously agreed upon share transfer.

Net Income (Loss) and Earnings (Loss) per ADS

Net loss attributable to holders of ADS was $133.0 million, or $0.74 per diluted ADS, for the first quarter of 2012, compared to a net loss of $148.8 million, or $0.82 per diluted ADS, for the fourth quarter of 2011 and net income of $31.9 million, or $0.17 per diluted ADS, for the first quarter of 2011.

Balance Sheet

Cash and restricted cash totaled $663.8 million as of March 31, 2012, compared with $709.0 million as of December 31, 2011.

Inventory was $508.4 million as of March 31, 2012, compared with $516.5 million as of December 31, 2011. Due to lower shipment volume in the first quarter of 2012, inventory turnover days increased to 112 days from 82 days in the fourth quarter of 2011.

Accounts receivable totaled $409.5 million as of March 31, 2012, compared with $466.6 million as of December 31, 2011. The decrease was due to continuous collection efforts in the first quarter of 2012. Due to lower shipment volume in the first quarter of 2012, days sales outstanding were 90 days, compared to 68 days in the fourth quarter of 2011.

Accounts payable totaled $579.9 million as of March 31, 2012, compared with $555.3 million as of December 31, 2011.  Accounts payable days increased to 128 days in the first quarter of 2012 from 88 days in the fourth quarter of 2011.

Net debt, which reflects total debt less cash and restricted cash, increased from $1,582.4 million as of December 31, 2011 to $1,599.8 million as of March 31, 2012.

Cash Flow

In the first quarter of 2012, cash used in operations was $12.5 million, compared to cash provided by operations of $253.3 million in the fourth quarter of 2011, and cash used in operations of $134.7 million in the first quarter of 2011.

Capital Expenditures

In the first quarter of 2012, capital expenditures totaled $22.6 million, compared to $37.6 million in the fourth quarter of 2011 and $128.5 million in the first quarter of 2011. Capital expenditures in the first quarter of 2012 were primarily related to payments for equipment and services that had already been received.

Business Outlook

Suntech expects shipments in the second quarter of 2012 to increase by more than 20% from the first quarter of 2012.

Gross margin in the second quarter of 2012 is expected to be in the range of 3% to 6%.

For the fiscal year ending December 31, 2012, Suntech maintains the guidance for shipments to be in the range of 2.1GW to 2.5GW.

Suntech expects to maintain cell and module production capacity at 2.4GW and wafer capacity at 1.6GW in 2012. Full year 2012 capital expenditures are expected to be in the range of $120 million to $150 million. Capital expenditures will primarily be related to payments for equipment and services already received, and technology upgrades to production lines.

First Quarter 2012 Conference Call Information

Suntech management will host a conference call today, Wednesday, May 23, 2012 at 8:00a.m. U.S. Eastern Time (which corresponds to 8:00p.m.Beijing/Hong Kong time and 12:00p.m. Greenwich Mean Time on May 23, 2012) to discuss the company’s results.

Dial-in details for the earnings conference call are as follows:

International:	+65.6723.9381
US Toll Free:	+1.866.519.4004
US Toll:	+1.718.354.1231
UK:	+44.203.059.8139
Hong Kong:	+852.2475.0994
Passcode:	Suntech

A replay of the conference call may be accessed until May 30, 2012 by dialing:

International:	+61.2.8235.5000
US Toll:	+1.718.354.1232
Passcode:	79385820

Additionally, a live and archived webcast of this conference call will be available on the Investors section of Suntech’s website at http://ir.suntech-power.com

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP - News) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes second quarter 2012 shipments and gross margin; full year 2012 shipment expectations; and 2012 capacity and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S.

Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Suntech Power Holdings, Co. Ltd.
Rory Macpherson
Investor Relations Director
Email: ir@suntech-power.com

Note: The quarterly consolidated income statements, cash flow statements, balance sheets and comprehensive statement are unaudited.

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	As of	As of	As of
	Mar 31,	Dec 31,	Mar 31,
	2011	2011	2012
	($ in millions)
ASSETS
Current assets:
Cash and cash equivalents	782.6	492.4	473.7
Restricted cash	118.1	216.6	190.1
Inventories	550.2	516.5	508.4
Accounts receivable	715.6	466.6	409.5
- Investee companies of GSF	44.7	19.5	19.3
- Others	670.9	447.1	390.2
Value-added tax recoverable	61.6	90.8	66.2
Advances to suppliers	119.3	84.4	115.8
Other current assets	220.9	218.7	220.3
Total current assets	2,568.3	2,086.0	1,984.0

Property, plant and equipment, net	1,420.3	1,569.2	1,539.2
Intangible assets, net	145.9	23.0	21.1
Goodwill	278.0	—	—
Investments in affiliates	556.7	454.2	449.5
Long-term prepayments	212.8	185.1	154.4
Long-term loan to suppliers	53.0	—	—
Amount due from related parties	93.3	67.6	66.8
Other non-current assets	152.6	152.2	163.6
TOTAL ASSETS	5,480.9	4,537.3	4,378.6

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	1,626.6	1,573.4	1,574.6
Accounts payable	474.2	555.3	579.9
Convertible notes-current	4.2	3.8	511.3
Other current liabilities	484.3	476.4	442.1
Total current liabilities	2,589.3	2,608.9	3,107.9

Long-term bank borrowings	202.7	133.3	131.2
Convertible notes-non-current	555.4	580.9	46.5
Accrued warranty costs	88.8	94.1	96.8
Other long-term liabilities	145.1	167.3	193.0
Total liabilities	3,581.3	3,584.5	3,575.4

Total Suntech Power Holdings Co. Ltd. Equity	1,888.9	946.4	796.7
Noncontrolling interest	10.7	6.4	6.5
Total equity	1,899.6	952.8	803.2

TOTAL LIABILITIES AND EQUITY	5,480.9	4,537.3	4,378.6

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2011	2011	2012
	($ in millions, except ADS, per share, and per ADS data)

Total net revenues	877.0	629.0	409.5
- Investee companies of GSF	33.6	—	—
- Others	843.4	629.0	409.5
Total cost of revenues	694.3	566.7	407.1

Gross profit	182.7	62.3	2.4

Selling expenses	36.0	42.5	33.6
General and administrative expenses	41.9	76.0	79.1
Research and development expenses	10.3	8.0	8.9
Total operating expenses	88.2	126.5	121.6

Income (loss) from operations	94.5	(64.2)	(119.2)

Interest expense	(32.4)	(38.7)	(34.1)
Interest income	2.1	1.3	1.9
Foreign exchange gain (loss)	29.9	(23.5)	5.8
Other (expense) income, net	(56.9)	15.4	23.4

Income (loss) before income taxes	37.2	(109.7)	(122.2)
Tax (expense) benefit, net	(5.5)	19.0	(6.1)

Net income (loss) after taxes before noncontrolling interest and equity in earnings (loss) of affiliates	31.7	(90.7)	(128.3)

Equity in earnings (loss) of affiliates, net of taxes	0.4	(58.0)	(4.6)

Net income(loss)	32.1	(148.7)	(132.9)

Net loss attributable to the noncontrolling interest	(0.2)	(0.1)	(0.1)

Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	31.9	(148.8)	(133.0)

Net income (loss) per share and per ADS:
- Basic	0.18	(0.82)	(0.74)
- Diluted	0.17	(0.82)	(0.74)

Shares and ADSs used in computation
-Basic	180,152,807	180,690,423	180,964,349
-Diluted	182,466,874	180,690,423	180,964,349

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED STATEMENT OF CASH FLOWS

	Three months ended
	31-Mar-11	31-Dec-11	31-Mar-12
	($ in millions)

Operating activities:
Net income (loss)	32.1	(148.7)	(132.9)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share based compensation	3.7	2.1	2.8
Depreciation and amortization	38.2	35.1	39.4
Amortization of debt discount	8.1	8.6	8.9
Deferred taxes	(9.7)	(9.0)	5.5
Loss (gain) on financial derivatives, net	56.5	(15.4)	(16.4)
Provision for doubtful accounts	1.4	20.0	25.5
Provision for inventories	5.7	(18.4)	3.7
Provision for purchase commitments		10.5	5.9
OTTI for long-term investments	1.4	3.6	—
Equity in (earnings) loss of affiliates	(0.4)	58.1	4.6
Other non-cash items	7.6	6.4	(2.4)
Changes in operating assets and liabilities:	(279.3)	300.4	42.9

Net cash (used in) provided by operating activities	(134.7)	253.3	(12.5)

Investing activities:
Purchases of property, plant and equipment	(128.5)	(37.6)	(22.6)
(Payments) net proceeds from redemption of financial derivatives	(46.2)	9.4	10.3
Other investing activities	(12.4)	(99.4)	11.0

Net cash used in investing activities	(187.1)	(127.6)	(1.3)

Financing activities:
Net change in bank borrowings	265.2	(82.5)	(0.9)
Payment of convertible notes repurchase	—	—	(17.5)
Other financing activities	(27.9)	(5.0)	17.0

Net cash provided by (used in) financing activities	237.3	(87.5)	(1.4)

Effect of exchange rate changes	(5.4)	(4.2)	(3.5)

Net (decrease) increase in cash and cash equivalents	(89.9)	34.0	(18.7)
Cash and cash equivalents at the beginning of the year	872.5	458.4	492.4

Cash and cash equivalents at the end of the year	782.6	492.4	473.7

Suntech Power Holdings Co., Ltd.

Consolidated Statement of Comprehensive Income

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2011	2011	2012

Net (loss) income	32.1	(148.7)	(132.9)
Other comprehensive income, net of tax
Foreign currency translation adjustments	0.7	3.2	(3.0)
Cash flow hedging gain (loss), net	(15.3)	8.6	(16.4)
Fair value fluctuations of available-for-sale investment	0.2	(0.4)	(0.2)
Acquisition of Luoyang’s MI	(0.1)	—	—
Other comprehensive income, net of tax	(14.5)	11.4	(19.6)
Comprehensive income	17.6	(137.3)	(152.5)
Less: Comprehensive income attributable to noncontrolling interests	(1.8)	(2.4)	0.1
Comprehensive income attributable to STP shareholders	19.4	(134.9)	(152.6)